Mail Stop 4561
								January 20, 2006

Jay Elliot
Chief Executive Officer
Powerhouse Technologies Group
555 Twin Dolphin Drive Suite 650
Redwood City, CA  94065

Re:	Powerhouse Technologies Group
  	Preliminary Schedule 14C filed on January 13, 2006
	File No. 333-05278-NY

Dear Mr. Elliot:

      We have limited review of the above-referenced filing to matters concerning the proposal to increase authorized number of shares of common stock and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

Increase authorized number of shares of common stock
1. You disclose on page 6 that the increase in authorized shares is
"necessary based upon the recent financing completed by the Company.
Expand the disclosure to briefly describe the material terms of the financing transaction including the identity of the party or parties, the consideration received or to be received, and the number of shares reserved for issuance relating to the transaction. See Item
11 of Schedule 14A applicable to you through Item 1 of Schedule
14C.
2. You state that the remaining stock may be used for purposes including acquisitions and equity financings. Revise to disclose whether you presently have any specific plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions.
If not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time to issue any of the additional authorized shares of common stock.

Incorporation by Reference
3. We note on page 3 that you are incorporating your quarterly reports for September and June 2005 as well as both annual reports for the years ended March 31, 2005 and 2004. Please tell us on what basis you are incorporating these Exchange Act documents, particularly the financial statements for the year ended March 31, 2004, into the information statement. As you know, Note D to
Schedule 14 A, applicable to you through Item 1 of Schedule 14C, permits incorporation by reference only in the manner and to the extent specifically permitted under the relevant Item. Refer also to the other provisions of Note D requiring that you include a statement on the page as to which documents are being incorporated as well as a statement undertaking to provide copies in the manner described if the incorporated documents will not be delivered to security holders.
4. Please be advised that to the extent you continue to incorporate your financial statements, all outstanding comments relating to the
Form 10-KSB for the year ended March 31, 2005 must be resolved before you may file the information statement in definitive form.

	Except for above-cited matters, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen at 202-
551-3611. If you need further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director




??

??

??

??

Jay Elliot
Powerhouse Technologies Group
January 20, 2006
Page 1